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                                    FORM 8-A

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                                  ANCHOR GAMING
             (Exact name of registrant as specified in its charter)

                 Nevada                                88-0304253
         (State of incorporation                    (I.R.S. Employer
            or organization)                       Identification No.)

                815 Pilot Road, Suite G, Las Vegas, Nevada 89119
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               (Address of Principal Executive Offices) (Zip Code)

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        Securities to be registered pursuant to Section 12(b) of the Act:

           Title of each class                    Name of each exchange
            to be registered                     on which each class is
                                                    to be registered
     -----------------------------------  ---------------------------------
                  None                                    None


Securities to be registered pursuant to Section 12(g) of the Act: Preferred Stock Purchase Rights.

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ITEM 1.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

     On August 26, 1997, the Board of Directors of Anchor Gaming (the "COMPANY") adopted a Stockholder Rights Plan, providing that one right (a "RIGHT") will be attached to each share of common stock, par value $.01 per share, of the Company (the "COMMON STOCK") as of October 20, 1997 (the "RECORD DATE"). Each Right entitles the registered holder to purchase from the Company a unit (a "UNIT") consisting of one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $20.00 per share (the "PREFERRED STOCK"), at a Purchase Price of $400.00 per Unit (the "PURCHASE PRICE"), subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement (the "RIGHTS AGREEMENT"), dated as of October 17, 1997, between the Company and The Chase Manhattan Bank, as Rights Agent (the "RIGHTS AGENT").

     Initially, the Rights will be attached to all Common Stock certificates representing shares outstanding as of the Record Date, and no separate Rights Certificate will be distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "ACQUIRING PERSON") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (the "STOCK ACQUISITION DATE"), (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of such outstanding shares of Common Stock or
(iii) 10 business days after the Board of Directors of the Company determines that any Person or Persons have become the Beneficial Owner of an amount of Common Stock that the Board of Directors determines to be substantial (which amount will in no event be less than 10% of the shares of Common Stock outstanding) and that (a) such Person or Persons intend to cause the Company to repurchase the Common Stock beneficially owned by such Person or Persons or to exert pressure against the Company to take any action or enter into any transaction or series of transactions with the intent or the effect of providing such Person or Persons with short-term gains or profits under circumstances in which the Board of Directors determines that the long-term interests of the Company and its stockholders would not be served by taking such action or entering into such transactions or series of transactions or (b) beneficial ownership by such Person or Persons is reasonably likely to have a material adverse effect on the business, competitive position, prospects, or financial condition of the Company and its subsidiaries (an "ADVERSE PERSON"). Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates will contain a notation incorporating the Rights Agreement by reference; and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

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     The Rights Agreement provides that Stanley E. Fulton, and certain of his transferees, donees or successors, who together will be beneficial owners of more than 39.2% of the Common Stock of the Company outstanding on October 20, 1997, are excluded from the definition of "Acquiring Person." Mr. Fulton is also excluded from the definition of "Adverse Person."

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on October 20, 2007, unless earlier redeemed by the Company as described below.

     As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock outstanding prior to the Distribution Date will be issued with Rights.

     In the event that (i) the Company is the surviving corporation in a merger or combination with any Acquiring Person or any Adverse Person, or any Associate or Affiliate of any Acquiring Person or Adverse Person, and its Common Stock remains outstanding, (ii) any Acquiring Person or any Adverse Person, or any Associate or Affiliate of any Acquiring Person or Adverse Person, engages in one or more "self-dealing" transactions as set forth in the Rights Agreement, (iii) an Acquiring Person becomes the beneficial owner of 15% or more of the then outstanding shares of Common Stock (unless such acquisition is made pursuant to a tender or exchange offer for all outstanding shares of the Company, at a price determined by a majority of the Continuing Directors of the Company who are not representatives, nominees, Affiliates, or Associates of an Acquiring Person to be fair and otherwise in the best interest of the Company and its stockholders),
(iv) during such time as there is an Acquiring Person or Adverse Person an event occurs that results in such Acquiring Person's or Adverse Person's ownership interest being increased by more than 1% (E.G., a reverse stock split or recapitalization), or (v) the Board of Directors determines that a person is an Adverse Person, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property, or other securities of the Company), having a value equal to two times the Exercise Price of the Right. The Exercise Price is the Purchase Price times the number of shares of Common Stock associated with each Right (initially, one). Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph (the "Flip-In Events"), all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person or any Adverse Person, or an Associate or Affiliate of any Acquiring Person or Adverse Person, will be null and void. However, Rights are not exercisable following the occurrence of any of the Flip-In Events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

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     For example, at an exercise price of $400 per Right, each Right not owned by an Acquiring Person or an Adverse Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase Common Stock with a value of $800 (or other consideration, as noted above) for $400. Assuming that the Common Stock had a per share value of $400 at such time, the holder of each valid Right would be entitled to purchase 2.0 shares of Common Stock for $400. Alternatively, the Company could permit the holder to surrender each Right in exchange for stock or cash equivalent to one share of Common Stock (with a value of $400) without the payment of any consideration other than the surrender of the Right.

     In the event that following the Stock Acquisition Date, (i) the Company is acquired in a merger or consolidation in which the Company is not the surviving corporation (other than a merger that follows a tender offer that the Board of Directors has found to be fair to the stockholders of the Company, as described above) or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) will thereafter have the right (a flip-over right) to receive, upon exercise of the Right, Common Stock of the acquiring company having a value equal to two times the Exercise Price of the Right.

     The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

     With certain exceptions, no adjustments in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

     At any time until 10 days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right. The ten day redemption period may be extended by the Board of Directors so long as the Rights are still redeemable. Under certain circumstances, the decision to redeem will require the concurrence of a majority of the Continuing Directors referred to below. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

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     The term "Continuing Director" means any member of the Board of Directors of the Company who was a member of the Board prior to the adoption of the Rights Plan and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Continuing Directors, but will not include an Acquiring Person or any Adverse Person, or an Affiliate or Associate of an Acquiring Person or Adverse Person, or any representative of the foregoing entities.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company as set forth above.

     Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board (in certain circumstances, with the concurrence of the Continuing Directors) in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interest of any Acquiring Person or any Adverse Person), or to shorten or lengthen any time period under the Rights Agreement; provided that no amendment to adjust the time period governing redemption will be made at such time as the Rights are not redeemable.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company in certain circumstances. Accordingly, the existence of the Rights may deter certain acquirors from making takeover proposals or tender offers. However, the Rights are not intended to prevent a takeover, but rather are designed to enhance the ability of the Board of Directors to negotiate with an acquiror on behalf of all of the shareholders.

     The Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit B the Form of Rights Certificate, is attached as an exhibit and incorporated by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

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                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                                  ANCHOR GAMING



                                                  By:     /s/ GEOFFREY A. SAGE
                                                     ---------------------------
                                                  Name:   Geoffrey A. Sage
                                                       -------------------------
                                                  Title:  Corporate Controller
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Date:   October 17, 1997


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                                INDEX TO EXHIBITS





               Description of Exhibit                              Sequentially
               ----------------------                              Numbered Page
                                                                   -------------

1.  Restated Articles of Incorporation of the Registrant                --
(incorporated by reference to Exhibit 3.1 to the Registrant's
Registration Statement of Form S-1 (Registration No. 33-71870))
2.  Certificate of Designation, Rights, Preferences, and Rights         --
of Series A Junior Participating Preferred Stock of the Registrant (included as Exhibit A in Exhibit 3 filed herewith).
3.  Rights Agreement dated as of October 17, 1997 between the           --
Registrant and The Chase Manhattan Bank, as the Rights Agent
(filed herewith).